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AM 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH. D.C.
354
SECTION

SEC FILE NUMBER
8- 43810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JANUS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 FILLMORE STREET
(No. and Street)

DENVER	CO	80206-4923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG FROST (303) 333-3863
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

555 SEVENTEENTH STREET #3600	DENVER	CO	80202-3942
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, LOREN M. STARR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JANUS DISTRIBUTORS, INC., as of DECEMBER 31, xx19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VICE PRESIDENT OF FINANCE, TREASURER AND CHIEF FINANCIAL OFFICER

Title

Notary Public

My Commission Expires January 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Janus Distributors, Inc.

We have audited the accompanying statement of financial condition of Janus Distributors, Inc. ("JDI") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of JDI's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of JDI at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002

JANUS DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
(in thousands, except share data)

ASSETS	December 31, 2001
Current assets	
Cash and cash equivalents	$ 11,267
Deferred commissions	21,953
Prepaid expenses and other current assets	3,647
Total current assets	36,867
Deferred commissions	14,614
Total assets	$ 51,481
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Current deferred tax liability	$ 6,344
Other current liabilities	3,877
Total current liabilities	10,221
Non-current deferred tax liability	2,479
Total liabilities	12,700
Stockholder's equity	
Common stock, $.10 par value; authorized, issued and outstanding - 100 shares	-
Additional paid-in capital	57,846
Accumulated deficit	(19,065)
Total stockholder's equity	38,781
Total liabilities and stockholder's equity	$ 51,481

See accompanying notes to statement of financial condition.

JANUS DISTRIBUTORS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Janus Distributors, Inc. ("JDI") is a general distributor and agent for the sale and distribution of shares of certain investment companies and variable annuities (hereafter referred to as "mutual funds") which are directly advised or serviced by Janus Capital Corporation ("JCC") and its consolidated subsidiaries, Janus Service Corporation, Janus Capital International, Ltd., Janus International Limited, and Janus International (Asia) Limited. JDI, a wholly-owned subsidiary of JCC, does not carry customer accounts.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - JDI considers cash on hand, deposits with financial institutions and money market funds to be cash and cash equivalents.

Deferred Commissions - Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus World Funds Plc shares, referred to as B shares. Fees received by JDI from redemption of the B shares within four years of purchase reduce unamortized deferred commissions. Deferred costs on outstanding shares are amortized using the sum-of-the-years' digits method over four years, or when the B shares are redeemed, if earlier.

Income Taxes – JCC's parent files a consolidated federal income tax return which includes JDI. Income taxes are provided based on income for financial reporting purposes on a separate return basis.

2. RELATED PARTIES AND OTHER MATTERS

Certain officers of JDI are also officers of JCC and subsidiaries and of the mutual funds distributed by JDI.

JCC has agreed to make capital contributions to JDI to the extent required to maintain net capital.

3. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, JDI is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2001, JDI had net capital of $7,191,000 which exceeds the required amount by $6,933,000.

* * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com



January 25, 2002

Janus Distributors, Inc.

In planning and performing our audit of the statement of financial condition of Janus Distributors, Inc. ("JDI") for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on JDI's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JDI that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

We did not review the practices and procedures followed by JDI in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because JDI does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of JDI is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which JDI has responsibility are safeguarded against loss from unauthorized acquisition use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control, or of such practices and procedures, to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of JDI's internal control would not necessarily disclose all matters in JDI's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving JDI's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JDI's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Janus Distributors, Inc.
(SEC I.D. No. 8-43810)

(A Wholly Owned Subsidiary of Janus Capital Corporation)
Statement of Financial Condition as of December 31, 2001
and Independent Auditors' Report and Supplemental Report
on Internal Accounting Control

Filed in accordance with Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.